Exhibit 99.1

July 27, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER PROVIDES PERMITTING UPDATE FOR NEW TAILINGS STORAGE FACILITY AT TOPIA

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL) (“Great Panther”, the “Company”) announces that, to the best of its knowledge, it has fulfilled the outstanding condition required by SEMARNAT (the Mexican environmental permitting agency) in connection with the Phase II Tailings Storage Facility (“TSF”) at its Topia Mine. The Company has resubmitted the permit application and expects a response within 60 business days. This form of federal regulatory response is standard procedure in the environmental permitting process.

“We are pleased with the progress on the permitting process at Topia and we will continue working closely with the Mexican authorities to obtain this permit in a timely manner”, stated Robert Archer, President & CEO. “During the response period, we plan to continue normal operations at Topia using the existing Phase I TSF."

The Company believes that it will be able to obtain this permit without interruption of operations, but advises that the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot assure avoidance of a disruption. In the event there is a change to the Company's production guidance and cost expectations, a timely update will be provided to the market.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. With the recent completion of the acquisition of the Coricancha Mine Complex in Peru, the Company’s activities will include efforts to return the Coricancha Mine to production, and the pursuit of additional mining opportunities in the Americas.

Robert A. Archer

President & CEO

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free: 1 888 355 1766

Tel: +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements"). Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such forward-looking statements include, but are not limited to, the Company's ability to meet its production guidance, expectations of a resolution to a permitting condition and the ability to transition to the new tailings facility without interruption of processing, and expectations of time period to receive a permit. These involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. These include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, exploration results being indicative of future production of its properties, permitting risks, and other risks and uncertainties, including those described in the Company's most recently filed Annual Information Form and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.